Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Year-to-Date Period Ending September 30, 2017
	2012	2013	2014	2015	2016
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$435,331	$580,575	$824,745	$754,975	$727,293	$556,141
Add: Fixed charges	120,321	133,511	146,835	160,044	195,581	155,821
Amortization of interest capitalized	755	816	900	993	1,862	1,737
Distributed income of equity investees	7,793	3,274	3,086	66,285	78,723	78,562
Less: Interest capitalized	(6,195)	(14,339)	(22,803)	(14,442)	(27,375)	(10,804)
Total earnings	$558,005	$703,837	$952,763	$967,855	$976,084	$781,457

FIXED CHARGES:
Interest expense	$120,068	$132,887	$145,862	$158,895	$194,187	$154,653
Rent expense representative of interest factor	253	624	973	1,149	1,394	1,168
Total fixed charges	$120,321	$133,511	$146,835	$160,044	$195,581	$155,821
Ratio of earnings to fixed charges	4.6	5.3	6.5	6.0	5.0	5.0

* Excludes income from equity investments.